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                                                -------------------------------
                                                         OMB APPROVAL

                                                -------------------------------
                                                OMB Number:          3235-0145
                                                Expires:       October 31,2002
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                                ValueClick, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92046N 10 2
                      -------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





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CUSIP NO. 92046N 10 2
--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           DoubleClick Inc.
           13-3870996
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)                                                 [ ]

           (b)                                                 [ ]
--------------------------------------------------------------------------------
       3.  SEC Use only

--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of           5.  Sole Voting Power              7,878,562*
Shares           ---------------------------------------------------------------
Beneficially        6.  Shared Voting Power            0
Owned by         ---------------------------------------------------------------
Each                7.  Sole Dispositive Power         7,878,562*
Reporting        ---------------------------------------------------------------
Person With:        8.  Shared Dispositive Power       0
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person  7,878,562*

   10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

   11.  Percent of Class Represented by Amount in Row (9)      21.6%*
--------------------------------------------------------------------------------
   12.  Type of Reporting Person     CO
--------------------------------------------------------------------------------
*Excludes an indeterminate number of shares of Issuer's common stock issuable upon exercise of a common stock purchase warrant at $21.76 per share, which warrant expires on May 28, 2001. The number of shares of Issuer's common stock which DoubleClick Inc. may purchase under the warrant is that number of shares which, when added to the shares of Issuer's common stock held by DoubleClick Inc., would cause DoubleClick Inc. and its affiliates to hold 45% of all outstanding ValueClick, Inc. common stock on a fully-diluted basis.





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Item 1.

     (a)  Name of Issuer

          ValueClick, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361


Item 2.

     (a)  Name of Person Filing

               DoubleClick Inc.

     (b)  Address of Principal Business Offices or, if none, Residence

               450 West 33rd Street, New York, New York 10001

     (c)  Citizenship

               Delaware

     (d)  Title of Class of Securities

               Common Stock, par value $0.001

     (e)  CUSIP Number

               92046N 10 2


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


        Not applicable.


Item 4. Ownership

        See Items 5-11 of cover sheet hereto.


Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.


Item 8. Identification and Classification of Members of the Group

        Not applicable.


Item 9.  Notice of Dissolution of Group

         Not applicable.


Item 10. Certification

         Not applicable.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: May 31, 2001                       DOUBLECLICK INC.
      -----------------
                                         By: /s/ Jeff Epstein
                                            ------------------------------
                                            Executive Vice President